FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2008
SUN MEDIA CORPORATION
(Translation of registrant’s name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       ☑       Form 40-F       ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       ☐       No      ☑

Quarterly Report for the Period Ending
September 30, 2008 of
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1.	Quarterly report for the period ending September 30, 2008 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
COMPANY PROFILE
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 205 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates six free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media’s other publications, including nine paid daily community newspapers and 179 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the third quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2007 which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
HIGHLIGHTS SINCE SECOND QUARTER 2008
In the third quarter, Management at the Journal de Québec ratified a collective agreement with its unionized pressroom, newsroom and office employees, who returned to work in August.
NON-GAAP FINANCIAL MEASURE
Management uses the supplemental financial measure operating income. Operating income, and ratios using this measure, are not required by or recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP and U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses or the cash necessary to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such expenditures;

•	it does not reflect the cash required to pay expenses relating to the Company’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments.

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
Sun Media defines operating income as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, reserve for restructuring of operations, equity losses and impairment, income taxes and non-controlling interest. Sun Media’s definition of operating income may differ from the methods used by other companies, limiting the usefulness of operating income as a comparative measure. Table 1 provides the reconciliation of net income to operating income under Canadian GAAP and the reconciliation of operating income to cash provided by operations under Canadian GAAP, for the three and nine months ended September 30, 2008 and 2007.
Table 1
Reconciliation between the operating income measure used in this report and the net income and cash provided by operations measures used in the consolidated financial statements

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(in millions of Canadian dollars)
Net income	$26.5	$32.4	$78.6	$73.2
Amortization	5.5	6.7	17.2	23.2
Financial expenses	10.2	11.5	31.6	34.0
Gain on valuation and translation of financial instruments	(3.8)	(8.4)	(13.2)	(3.6)
Reserve for restructuring of operations	1.7	2.5	4.4	13.2
Equity loss on investment in SUN TV	0.4	0.8	1.4	2.0
Income taxes	(1.0)	5.5	11.8	0.2
Non-controlling interest	—	0.1	0.4	0.9

Operating income	$39.5	$51.1	$132.2	$143.1

Financial expenses	(10.2)	(11.5)	(31.6)	(34.0)
Reserve for restructuring of operations	(1.7)	(2.5)	(4.4)	(13.2)
Current income taxes	(0.1)	(0.4)	(0.7)	(1.0)
Amortization of deferred financing costs and long-term debt discount and other	0.5	0.4	1.1	1.3
Net change in non-cash balances related to operations	—	(1.8)	(19.1)	12.2

Cash provided by operations	$28.0	$35.3	$77.5	$108.4

2008/2007 THIRD QUARTER COMPARISON
Revenues: $218.7 million, a decrease of $3.4 million (1.5%).
•	Advertising revenues decreased 3.2%, circulation revenues decreased 0.1%, and combined revenues from commercial printing and other sources increased 24.3%.
•	Revenues of the Urban Daily Group were 1.3% below last year. This variance is explained by the free dailies that recorded an increase of 12.1%, partly due to the consolidation of the Vancouver 24 Hours at 100% instead of 50% for part of the third quarter of 2007. This was offset by a reduction in the paid dailies except for the Journal de Québec, Messageries Dynamiques and the Ottawa Sun.
•	The revenues of the community operations increased 0.6% due to particularly strong results in publications west of Ontario.

2

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
Cost of sales, selling and administrative expenses: $179.2 million, an increase of $8.2 million (4.7%).
•	Payroll expenses decreased 1.5%, newsprint expense increased 0.4% and all other cost of sales, selling and administrative expenses increased 13.5%.
•	Payroll expenses decreased in the quarter primarily due to:
o	restructuring initiatives implemented in the areas of production, editorial as well as other general workforce reduction programs;

o	reduced stock compensation expense of $3.2 million;
     Partially offset by:
o	normal wage and benefit increases;

o	staff additions to support increased business primarily in the western operations, and new operations such as the press facility in Ottawa and the additional 50% ownership of Vancouver 24 Hours for part of the quarter in 2007.
•	The increase in newsprint was mainly the result of higher newsprint pricing of 7.2%, partially offset by higher newsprint rebates as compared to the prior year.
•	The increase in other cost of sales, selling and administrative expenses of 13.5% was due to:
o	higher external printing costs which are offset by salary savings realized in connection with the transfer of printing of certain publications to Quebecor Media press facilities;
     Partially offset by:
o	savings in the management fee charged by Quebecor Media of $0.8 million;

o	savings in capital tax expense.
Operating income: $39.5 million, a decrease of $11.6 million (22.6%).
•	Operating income decreased primarily due to:
o	higher external printing costs in connection with the transfer of printing of certain publications to Quebecor Media press facilities from internal presses;

o	weaker revenues in the paid urban daily newspapers;
     Partially offset by:
o	a decrease in overall labour costs resulting from the transfer of printing to Quebecor Media press facilities and other restructuring initiatives and a decrease in certain corporate expenses including stock compensation of $3.2 million, Quebecor Media management fees of $0.8 million and capital taxes.
Amortization expense: $5.5 million, a decrease of $1.2 million (17.5%).
•	Amortization expense decreased as 2007 included an additional amortization charge of $0.9 million related to the shortened estimated useful life of production equipment associated with the consolidation of the Company’s printing facilities.
Financial expenses: $10.2 million, a decrease of $1.3 million (11.2%).
•	The decrease was mainly due to:
o	lower interest rates on the senior notes as a result of a fixed to fixed cross-currency interest rate swap maturing and being replaced with a fixed to floating cross-currency interest rate swap in February 2008.

3

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
Gain on valuation and translation of financial instruments: $3.8 million, compared to $8.4 million in the third quarter of 2007.
•	The decrease was due to:
o	$17.2 million unfavourable variance in net loss/gain on foreign currency translation of financial instruments and $2.0 million unfavourable variance on gain on ineffective portion of fair value hedges, partially offset by a $14.6 favourable variance in gain/loss on embedded derivatives and derivative instruments for which hedge accounting is not used.
Reserve for restructuring of operations: $1.7 million, compared with $2.5 million in the third quarter of 2007.
•	Restructuring for the third quarter of 2008 was $1.7 million relating to the page layout operation at the Journal de Québec as a result of the collective agreement ratified in the quarter, as well as further consolidation of press facilities and page layout operations in the community newspapers.
•	During the quarter, payments of $1.4 million were made relating to the production consolidation and general workforce reduction charges that were recorded in 2006, 2007 and 2008.
•	Restructuring for the third quarter of 2007 was $2.5 million primarily related to the restructuring of printing facilities.
Income taxes: $1.0 million recovery (effective tax rate of -4.1%), compared to $5.5 million expense in the same quarter of 2007 (effective tax rate of 14.5%).
•	The favourable variance was mainly due to:
o	$12.6 million decrease in income before taxes and non-controlling interest;

o	$14.2 million increase in non-taxable dividends.
Net income: $26.5 million, compared with $32.4 million in the same quarter in 2007.
•	The decrease was mainly due to:
o	lower operating income of $11.6 million;

o	decreased gain on valuation and translation of financial instruments of $4.6 million;
     Partially offset by:
o	less amortization of $1.2 million;

o	reduced financial expenses of $1.3 million;

o	lower restructuring of $0.8 million;

o	reduced earnings attributed to a non-controlling interest and equity loss on investment in SUN TV Company of $0.5 million;

o	decreased income taxes of $6.5 million.
2008/2007 THIRD QUARTER YEAR-TO-DATE COMPARISON
Revenues: $672.8 million, a decrease of $10.0 million (1.5%).
•	Advertising revenues decreased 1.3%, circulation revenues decreased 5.3%, and combined revenues from commercial printing and other sources increased 8.0%.

4

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
•	Revenues of the Urban Daily Group were 2.0% below last year. This variance is explained by the free dailies that recorded an increase of 23.8%, as well as the consolidation of Vancouver 24 Hours at 100% instead of 50% for part of the period in 2007. This was offset by a reduction in the paid dailies mainly in Ontario and Quebec.
•	The revenues of the community operations increased 0.6% due to strong results in the Alberta operations.
Cost of sales, selling and administrative expenses: $540.7 million, an increase of $0.9 million (0.2%).
•	Payroll expenses decreased 5.9%, newsprint expense decreased 10.9% and all other cost of sales, selling and administrative expenses increased 11.9%.
•	Payroll expenses decreased primarily due to:
o	labour savings resulting from the labour disruption at the Journal de Québec;

o	restructuring initiatives, with the most significant savings at the Journal de Montréal and the Toronto Sun relating to the closure of the majority of the press operations;

o	additional charges recorded in 2007 by the Journal de Montréal relating to press operations and an unfavourable ruling on the lockout of its press employees;

o	reduced stock compensation expense of $8.0 million;
     Partially offset by:
o	normal wage and benefit increases;

o	staff additions to support increased business as well as new operations such as the press facility in Ottawa, 24 Hours in Edmonton and Calgary, and the additional 50% ownership in Vancouver 24 Hours for part of the period in 2007.
•	Newsprint expenses decreased primarily due to reduced newsprint pricing of 4.7% and increased corporate rebates.
•	Incremental cost of sales, selling and administrative expenses of 11.9% were incurred year-to-date as a result of:

o	increased external printing costs due to the transfer of printing to Quebecor Media and the related closure of certain Sun Media press facilities;

o	increased promotion and circulation costs to support circulation levels, primarily in the Montreal and Quebec markets;
     Partially offset by:
o	reduced corporate costs including a lower Quebecor Media management fee of $1.8 million and capital tax expense.
Operating income: $132.2 million, a decrease of $10.9 million (7.6%).
•	Decreased operating income can be attributed to:
o	a decline in the operating results of the Ontario and Quebec paid urban dailies, primarily the Toronto Sun as a result of soft revenues;
     Partially offset by:
o	growth in the free daily publications of 16.5%;

o	reduced corporate expenses including stock compensation of $8.0 million, Quebecor Media management fees of $1.8 million and capital taxes.
Amortization expense: $17.2 million, a decrease of $6.0 million (25.9%).
•	Amortization expense decreased as 2007 included an additional amortization charge of $4.8 million related to the shortened estimated useful life of production equipment associated with the consolidation of the Company’s press facilities.

5

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
Financial expenses: $31.6 million, a decrease of $2.4 million (7.0%).
•	The decrease was mainly due to:
o	lower interest rates on the senior notes as a result of a fixed to fixed cross-currency interest rate swap maturing and being replaced with a fixed to floating cross-currency interest rate swap in February 2008.
Gain on valuation and translation of financial instruments: $13.2 million, compared to $3.6 million in the first nine months of 2007.
•	The favourable variance was mainly due to:
o	$9.6 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines.
Reserve for restructuring of operations: $4.4 million, compared with $13.2 million in the first nine months of 2007.
•	Restructuring for the nine months ended September 30, 2008 was $4.4 million relating to the centralization of classified sales, restructuring of newspaper layout and press operations as well as other general workforce reduction programs.
•	Restructuring charges for the nine months ended September 30, 2007 was $13.2 million related to the restructuring of page layout, printing facilities, news production operations, as well as general workforce reduction initiatives.
•	During the year, payments of $6.5 million (2007 — $8.8 million) have been made as a result of these plans.
Income taxes: $11.8 million (effective tax rate of 12.9%), compared to $0.2 million in the first nine months of 2007 (effective tax rate of 0.2%).
•	The unfavourable variance was mainly due to:
o	$16.5 million increase in income before income taxes and non-controlling interest;

o	unfavourable future tax adjustments relating to SUN TV equity losses ($2.2 million), the disposition of certain publications ($2.0 million) and the acquisition of non-capital losses in prior periods ($3.5 million).
     Partially offset by:
o	$13.3 million increase in non-taxable dividends.
Net income: $78.6 million, an increase of $5.4 million (7.5%).
•	The increase was mainly due to:
o	less amortization of $6.0 million;

o	reduced financial expenses of $2.4 million;

o	increased gain on valuation and translation of financial instruments of $9.6 million;

o	lower restructuring of $8.8 million;

o	reduced earnings attributed to a non-controlling interest and equity loss on investment in SUN TV Company of $1.1 million;
     Partially offset by:
o	lower operating income of $10.9 million;

o	increase in income taxes of $11.6 million.

6

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by operations: $28.0 million in the third quarter of 2008, compared with $35.3 million in the same quarter of 2007.
•	The $7.3 million decrease was due to:
o	$11.6 million decrease in operating income;
     Partially offset by:
o	timing of payments for operating expenses, financial expenses and restructuring costs.
•	Year-to-date cash flows provided by operations decreased $30.9 million due to:
o	lower operating income of $10.9 million;

o	payments of approximately $21.6 million in connection with exercised stock options;
     Partially offset by:
o	lower payments for restructuring costs.
Investing activities
•	Additions to property, plant and equipment increased $1.6 million in the third quarter of 2008 as management made investments in production-related equipment as well as information technology infrastructure.
•	Sun Media made an investment of $500.0 million in preferred shares of Imprimerie Mirabel Inc. (“Mirabel”) in the second quarter of 2008 using proceeds from the issuance of convertible obligations for tax consolidation purposes between Quebecor Media and its subsidiaries.
Financing activities
•	The increase in long-term debt of $8.0 million in the third quarter of 2008 was mainly due to the following cash changes:
o	borrowings of $1.0 million on the revolving bank credit facilities;

o	mandatory and other principal debt repayments by Sun Media in the amount of $0.1 million;
     Other non-cash adjustments:
o	$6.8 million unfavourable impact of foreign currency translation and fair value adjustments;
     Marginally offset by:
o	amortization of financing costs and long-term debt discount of $0.3 million.
•	The increase in long-term debt of $24.9 million in the nine months ended September 30, 2008 was mainly due to the following cash changes in the year:
o	net borrowings under revolving bank facilities of $11.0 million;
     Offset by:
o	mandatory principal and other debt repayments in the amount of $0.6 million;
     Other non-cash adjustments:
o	$13.5 million unfavourable impact of foreign currency translation and fair value adjustments;

o	amortization of financing costs and long-term debt discount of $1.0 million.

7

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
•	Related party transactions decreased cash by $15.0 million in the third quarter of 2008 and $418.0 million year-to-date.
o	The Company issued subordinated debt of $24.0 million to Quebecor Media in the second quarter of 2008 to repay net borrowings under revolving bank facilities;

o	Sun Media issued a convertible obligation of $500.0 million to Mirabel, using the proceeds to purchase preferred shares of Mirabel as part of a tax consolidation transaction;

o	Dividends of $15.0 million and $106.0 million were declared and paid in the third quarter and nine months ending September 30, 2008, respectively, to Quebecor Media.
FINANCIAL POSITION AS OF SEPTEMBER 30, 2008
Total available liquidity: total available liquidity is comprised of the revolving credit facility of $70.0 million and a bank overdraft facility of $5.0 million, of which $16.4 million was drawn, resulting in available liquidity of $58.6 million.
Long-term debt: $250.0 million, compared with $225.1 million as of December 31, 2007, a $24.9 million increase (see “Financing activities” above).
Management expects that the principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash provided by operations and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key covenants in these agreements include interest coverage ratio and leverage ratio (long-term debt over operating income). As of September 30, 2008, the Company was in compliance with required ratios.
Contractual Obligations
As of September 30, 2008, material contractual obligations included capital repayment and interest on long-term debt and Subordinated Loans, obligations related to derivative financial instruments and operating lease arrangements. Table 2 shows a summary of contractual obligations related to financial instruments. There is no material change during the third quarter of 2008 in lease arrangements compared to the disclosures in the Annual Report for the year ended December 31, 2007 (Form 20-F).
Table 2
Financial contractual obligations as of September 30, 2008
(in millions of Canadian dollars)

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt	$259.3	$0.4	$0.8	$258.1	$—
Interest on long-term debt (a)	109.0	24.4	48.7	35.9	—
Subordinated Loans	261.5	—	—	—	261.5
Interest on Subordinated Loans	93.9	18.3	36.5	36.5	2.6
Derivative instruments (b)	100.4	—	—	100.4	—

Total	$824.1	$43.1	$86.0	$430.9	$264.1

(a)	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate as of September 30, 2008.

(b)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.

8

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
The table above excludes obligations under convertible obligations to related companies for which proceeds are used to invest in preferred shares of related companies for tax consolidation purposes of Quebecor Media and its subsidiaries.
Financial Instruments
Sun Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
In the normal course of business, Sun Media is exposed to fluctuations in interest and exchange rates. The Company manages this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As of September 30, 2008, Sun Media was using derivative financial instruments to reduce its exchange and interest rates exposure. The Company has entered into foreign-exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on 100% of its U.S. dollar-denominated long-term debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on other long-term debt.
The Company does not hold or use any derivative financial instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the counterparties’ non-performance risk (see Table 3).
Table 3
Fair value of derivative financial instruments
(in millions of dollars)

	September 30, 2008			December 31, 2007
	Notional		Fair	Notional		Fair
	value		value	value		value
Derivative financial instruments
Interest rate swap		$39.0	$(0.4)		$—	$—
Foreign exchange forward contracts	US$	205.0	$(79.1)	US$	205.0	$(85.8)
Cross-currency interest rate swaps	US$	205.0	$(25.1)	US$	205.0	$(47.3)
In the three months ended September 30, 2008, Sun Media recorded a net gain of $6.5 million on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($8.2 million loss in 2007). A loss of $3.6 million ($13.7 million gain in 2007) was recognized in the third quarter in connection with the foreign currency translation of financial instruments. In the third quarter of 2008, Sun Media recorded a $0.9 million gain on the ineffective portion of fair value hedges ($2.9 million in 2007). Finally, a loss of $0.4 million was recorded under other comprehensive income in the third quarter of 2008 in relation to cash flow hedges ($0.5 million in 2007).
In the nine months ended September 30, 2008, Sun Media recorded an $18.4 million gain on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($28.2 million loss in 2007). A loss of $7.9 million ($28.8 million gain in 2007) was recognized in connection with the foreign currency translation of financial instruments. In the nine months ended September 30, 2008, Sun Media recorded a $2.7 million gain on the ineffective portion of fair value hedges ($3.0 million in 2007). Finally, a gain of $1.2 million was recorded under other comprehensive income in the nine months ended September 30, 2008 in relation to cash flow hedges ($0.4 million loss in 2007).

9

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
Related party transactions
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec. As of September 30, 2008, other related party transactions included investments in preferred shares, convertible obligations and subordinated loans from Quebecor Media. These transactions are described in note 7 to the Consolidated Financial Statements included in this Quarterly Report.
RECENT ACCOUNTING DEVELOPMENTS
Canadian GAAP
Current changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. Under this new accounting policy, inventories are still valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 13 to the Consolidated Financial Statements.
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position or in an asset position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. As a result of these changes in the second quarter of 2008, the fair value of these derivatives was decreased and the gain on valuation and translation of financial instruments increased by $9.3 million (before income taxes). The cumulative impact of these changes as of September 30, 2008 is a decrease in the fair value of these derivatives and an increase of the gain on valuation and translation of financial instruments of $9.6 million (before income taxes).
Future changes in accounting policies
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.

10

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide IFRS comparative information for the 2010 fiscal year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. The Company expects the adoption of IFRS to impact financial reporting, business processes, internal controls, and information systems. The Company has substantially completed planning activities for the initial assessment phase of the conversion project and is currently undertaking a detailed diagnostic impact assessment. The Company will continue to invest in training and resources throughout the transition period to facilitate a timely and efficient implementation of IFRS.
U.S. GAAP
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (“SFAS 141R”), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 on January 1, 2008 with no impact on its consolidated financial statements.

11

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
THIRD QUARTER 2008
Forward-looking statements
This quarterly report contains forward-looking statements with respect to the Company’s financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which Sun Media operates as well as beliefs and assumptions made by management. Such statements include, in particular, statements about plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: anticipated business strategies; anticipated trends in business; and the Company’s ability to continue to control costs. Management can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material.
Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of local, regional or national advertisers and in the Company’s advertising revenue;

•	labour disputes or strikes;

•	changes in the Company’s ability to obtain raw materials critical to the operations, such as newsprint, in sufficient quantities and at reasonable prices;

•	interest rate fluctuations that affect Sun Media’s ability to pay interest on its floating rate debt, or that could impact Sun Media’s accounting estimates.
Management cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in Sun Media’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2007, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. Sun Media will not update these statements unless securities laws require it to do so. Management advises you to consult any documents the Company may file or furnish with the U.S. Securities and Exchange Commission.

12

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
REVENUES	$218,665	$222,069	$672,844	$682,886

Cost of sales and selling and administrative expenses	179,147	171,025	540,651	539,829
Amortization	5,532	6,705	17,232	23,243
Financial expenses (note 3)	10,226	11,517	31,628	34,004
Gain on valuation and translation of financial instruments (note 4)	(3,780)	(8,505)	(13,222)	(3,643)
Reserve for restructuring of operations (note 5)	1,706	2,497	4,417	13,204
Equity loss on investment in SUN TV Company	374	758	1,397	1,973

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	25,460	38,072	90,741	74,276

Income taxes
Current	38	282	677	952
Future	(1,090)	5,233	11,068	(786)

	(1,052)	5,515	11,745	166

	26,512	32,557	78,996	74,110
Non-controlling interest	—	194	348	935

NET INCOME	$26,512	$32,363	$78,648	$73,175

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Net income	$26,512	$32,363	$78,648	$73,175

Other comprehensive (loss) income, net of income taxes:
Unrealized (loss) gain on derivative instruments, net of income tax (recovery) expense of $(152) and $571 in the three-and nine-month periods ended September 30, 2008, respectively (2007 — $387 and $626)	(417)	(448)	1,204	(380)

Comprehensive income	$26,095	$31,915	$79,852	$72,795

See accompanying notes to consolidated financial statements.
SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Retained earnings — beginning of period	$38,210	$35,489	$77,074	$41,677

Net income	26,512	32,363	78,648	73,175

	64,722	67,852	155,722	114,852
Dividends	(15,000)	—	(106,000)	(47,000)

Retained earnings — end of period	$49,722	$67,852	$49,722	$67,852

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
CASH FLOWS RELATED TO OPERATIONS
Net income	$26,512	$32,363	$78,648	$73,175
Adjustments for:
Amortization of property, plant and equipment	5,215	6,351	16,282	22,288
Amortization of other assets	317	354	950	955
Gain on valuation and translation of financial instruments (note 4)	(3,780)	(8,505)	(13,222)	(3,643)
Amortization of financing costs and long-term debt discount	357	490	1,063	1,462
Future income taxes	(1,090)	5,233	11,068	(786)
Non-controlling interest	—	194	348	935
Equity loss on investment in SUN TV Company	374	758	1,397	1,973
Other	66	(173)	62	(162)

	27,971	37,065	96,596	96,197
Net change in non-cash balances related to operations	(1)	(1,786)	(19,140)	12,200

Cash flows provided by operations	27,970	35,279	77,456	108,397

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 6)	(7,227)	(12,353)	(7,227)	(12,353)
Additions to property, plant and equipment	(5,224)	(3,578)	(12,469)	(16,352)
Redemption of preferred shares of Quebecor Media (note 7)	—	235,000	—	235,000
Investment in preferred shares of Quebecor Media (note 7)	—	(240,000)	—	(240,000)
Investment in preferred shares of related company (note 7)	—	—	(500,000)	—
Equity investment in SUN TV Company	—	(750)	—	(2,050)
Proceeds on disposal of operating assets (note 7)	464	—	464	—
Other	1,001	151	1,050	(605)

Cash flows used in investing activities	(10,986)	(21,530)	(518,182)	(36,360)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Change in bank indebtedness	(2,665)	—	5,371	—
Borrowings under revolving bank facilities	1,022	—	10,986	—
Redemption of convertible obligations to Quebecor Media (note 7)	—	(235,000)	—	(235,000)
Issuance of convertible obligations to Quebecor Media (note 7)	—	240,000	—	240,000
Issuance of convertible obligations to related company (note 7)	—	—	500,000	—
Issuance of subordinated loan to Quebecor Media (note 7)	—	—	24,000	—
Repayment of long-term debt	(100)	(973)	(600)	(2,918)
Dividends	(15,000)	—	(106,000)	(47,000)
Other	(241)	(127)	(292)	(716)

Cash flows provided by (used in) financing activities	(16,984)	3,900	433,465	(45,634)

Net increase (decrease) in cash and cash equivalents	—	17,649	(7,261)	26,403
Cash and cash equivalents — beginning of period	—	12,619	7,261	3,865

CASH AND CASH EQUIVALENTS — END OF PERIOD	$—	$30,268	$—	$30,268

Cash interest payments on long-term debt	$12,647	$18,103	$27,048	$41,349
Cash interest payments on convertible obligations and subordinated loan	$4,550	$30,742	$43,731	$63,874
Cash income tax payments (net of refunds)	$306	$276	$853	$943
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)
(unaudited)

	September 30,	December 31,
	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$—	$7,261
Accounts receivable	123,881	139,190
Income taxes	950	1,445
Dividend income receivable from related companies (note 7)	32,351	1,701
Inventories	5,922	6,544
Prepaid expenses	6,164	3,973
Future income taxes	31,014	23,527

	200,282	183,641

INVESTMENT IN PREFERRED SHARES OF RELATED COMPANIES (NOTE 7)	1,069,750	569,750
EQUITY INVESTMENT IN SUN TV COMPANY	2,338	3,735
PROPERTY, PLANT AND EQUIPMENT	146,208	150,100
FUTURE INCOME TAXES	21,514	36,224
OTHER ASSETS	19,447	17,291
GOODWILL	770,931	769,159

	$2,230,470	$1,729,900

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$5,371	$—
Accounts payable and accrued charges	114,533	150,125
Deferred revenue	18,830	19,094
Interest payable on convertible obligations to related companies (note 7)	31,461	1,646
Current portion of long-term debt (note 8)	400	400

	170,595	171,265

LONG-TERM DEBT (NOTE 8)	249,656	224,745
SUBORDINATED LOAN TO QUEBECOR MEDIA (NOTE 7)	261,500	237,500
CONVERTIBLE OBLIGATIONS TO RELATED COMPANIES (NOTE 7)	1,069,750	569,750
DERIVATIVE FINANCIAL INSTRUMENTS (NOTE 13)	104,634	133,090
OTHER LIABILITIES	25,849	24,985
FUTURE INCOME TAXES	26,062	19,724
NON-CONTROLLING INTEREST	—	860

SHAREHOLDERS’ EQUITY
Capital stock	272,428	272,428
Contributed surplus (note 7)	591	—
Retained earnings	49,722	77,074
Accumulated other comprehensive loss (note 10)	(317)	(1,521)

	322,424	347,981

	$2,230,470	$1,729,900

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
NATURE OF BUSINESS
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.
1. BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.
Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.
References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2008.
2. CHANGES IN ACCOUNTING POLICIES AND ESTIMATES
Current changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. Under this new accounting policy, inventories are still valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. However, the net realizable value is now the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 13.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position or in an asset position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. As a result of these changes, in the second quarter of 2008, the fair value of these derivatives was decreased and the gain on valuation and translation of financial instruments increased by $9,274 (before income taxes). The cumulative impact of these changes as of September 30, 2008 is a decrease in the fair value of these derivatives and an increase of the gain on valuation and translation of financial instruments of $9,639 (before income taxes).
Future changes in accounting policies
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to financial years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements and to provide IFRS comparative information for the 2010 fiscal year. The Company is currently assessing the impacts of the IFRS convergence initiative.
3. FINANCIAL EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Interest on long-term debt	$6,058	$11,725	$19,150	$34,722
Interest on subordinated loan to related party (note 7)	4,551	—	13,186	—
Amortization of financing costs and long-term debt discount	357	490	1,063	1,462
Interest on convertible obligations to related companies (note 7)	28,627	14,703	60,419	47,494
Dividend income on preferred shares of related companies (note 7)	(29,437)	(15,189)	(62,266)	(49,009)
Other	70	(212)	76	(665)

	$10,226	$11,517	$31,628	$34,004

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
4. GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
(Gain) loss on embedded derivatives and derivative instruments for which hedge accounting is not used	$(6,437)	$8,119	$(18,390)	$28,174
Loss (gain) on foreign currency translation of financial instruments for which hedge accounting is not used	3,580	(13,619)	7,854	(28,763)
Gain on the ineffective portion of fair value hedges	(923)	(3,005)	(2,686)	(3,054)

	$(3,780)	$(8,505)	$(13,222)	$(3,643)

5. RESERVE FOR RESTRUCTURING OF OPERATIONS
In the third quarter, management at the Journal de Québec restructured its newspaper layout operations as part of the recently ratified collective agreement. In addition, Sun Media continued to consolidate and restructure its newspaper layout, production and distribution operations in an effort to obtain synergies between the newspaper publications at Sun Media and Osprey Media Publishing Inc., a related company. The Company recorded a severance-related restructuring charge of $1,706 (2007 — $2,497) in respect of amounts expected to be incurred relating to these new initiatives. Payments of $1,391 (2007 — $1,220) were made in the quarter relating to production consolidation and general workforce reduction charges that were recorded in fiscal 2006, 2007 and 2008.
During the nine-month period ended September 30, 2008, the Company recorded termination benefits of $4,417 (2007 — $13,204) and made payments of $6,481 (2007 — $8,812) relating to workforce reduction initiatives.

	Three months ended		Nine months ended
	September 30		September 30
Continuity of reserve for restructuring	2008	2007	2008	2007
Beginning balance	$3,457	$15,893	$5,836	$12,778
Workforce reduction initiatives	1,706	2,497	4,417	13,204
Payments	(1,391)	(1,220)	(6,481)	(8,812)

Ending balance	$3,772	$17,170	$3,772	$17,170

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
6. ACQUISITIONS
On July 22, 2008, Sun Media acquired the remaining 24.99% of the shares of Le Courrier du Sud (1998) Inc. that it did not already own, making Le Courrier du Sud (1998) Inc. a wholly-owned subsidiary and has accounted for it by the purchase method. The net cash consideration of $7,227 was allocated to:

Identifiable intangible assets	$2,700
Goodwill	4,337
Future income tax liabilities	(726)
Elimination of non-controlling interest	916

$7,227

In addition, the purchase price allocations of the 25.00% acquisition of Le Courrier du Sud (1998) Inc. in August 2007, and acquisition of the remaining 50.00% non-controlling interest of Vancouver 24 Hours also in August 2007 were finalized in the third quarter of 2008. The finalization of these purchase price equations resulted in the following changes:

Increase in intangible assets	$3,100
Increase in current future income tax assets	298
Increase in future income tax liabilities	(833)
Decrease in goodwill	(2,565)
7. TRANSACTIONS WITH RELATED COMPANIES
(a) Investment in and convertible obligations issued to related companies
Sun Media has invested in certain preferred shares issued by related companies: Quebecor Media, SUN TV Company (“SUN TV”) and Imprimerie Mirabel Inc. (“Mirabel”). Concurrently, Sun Media issued convertible obligations to Quebecor Media, SUN TV and Mirabel. These transactions are for tax consolidation purposes of Quebecor Media and its subsidiaries.
The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal plus any accrued and unpaid interest.
The convertible obligations are also convertible by the holder, in whole or in part, including accrued interest, at any time prior to maturity, into fully-paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond the maturity date for each obligation, respectively. The Company may, at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder fully-paid and non-assessable common shares of its capital stock. The number of such shares shall be determined by dividing the amount to be so satisfied by the fair value of one common share as determined by the Board of Directors.
Quebecor Media
The following tables summarize the Company’s issuance of convertible obligations to and its investments in Quebecor Media Preferred Shares:

	Convertible obligation issue
Issue or redemption date	2008	2020	2021	2022	Total
Balance — January 1, 2007	$235,000	$200,000	$120,000	$—	$555,000
July 13, 2007	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	240,000	240,000

Balance — December 31, 2007 and September 30, 2008	$—	$200,000	$120,000	$240,000	$560,000

	Quebecor Media Preferred Shares
	12.50%	10.85%	10.85%
Issue	Series A	Series F	Series G	Total
Balance — January 1, 2007	$235,000	$320,000	$—	$555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance — December 31, 2007 and September 30, 2008	$—	$—	$560,000	$560,000

During the three and nine months ended September 30, 2008, the interest expense on the Company’s convertible obligations amounted to $14,659 and $43,979, respectively (2007 — $13,803 and $44,794). For the three and nine months ended September 30, 2008, the total interest paid on the convertible obligations was nil and $29,481, respectively (2007 — $30,742 and $62,074). As of September 30, 2008, the unpaid interest on the convertible obligations was $16,109 (December 31, 2007 — $1,611).
During the three and nine months ended September 30, 2008, dividends of $15,149 and $45,445, respectively (2007 — $14,259 and $46,219) were declared on the Cumulative First Preferred Shares of Quebecor Media. During the three and nine months ended September 30, 2008, Sun Media received payments of dividend income of nil and $30,463, respectively (2007 — $31,703 and $64,014) from Quebecor Media. As of September 30, 2008, the unpaid dividend receivable from Quebecor Media was $16,647 (December 31, 2007 — $1,665).

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
SUN TV
The following table summarizes the Company’s issuance of convertible obligations to and its investment in SUN TV Preferred Shares:

	2020
	Convertible	SUN TV
Issue or redemption date	obligation issue	Preferred Shares
Balance — January 1, 2007	$34,375	$34,375
December 20, 2007	(24,625)	(24,625)

Balance — December 31, 2007 and September 30, 2008	$9,750	$9,750

During the three and nine months ended September 30, 2008, interest expense on the convertible obligations amounted to $256 and $769, respectively (2007 — $900 and $2,700). For the three and nine months ended September 30, 2008, the total interest paid by Sun Media was nil and $520, respectively (2007 — nil and $1,800). As of September 30, 2008, the unpaid interest on the convertible obligation was $284 (December 31, 2007 — $35).
During the three and nine months ended September 30, 2008, dividends of $264 and $794, respectively (2007 — $930 and $2,790) were declared on the SUN TV Preferred Shares. For the three and nine months ended September 30, 2008, Sun Media received payments of dividend income of nil and $537, respectively (2007 — nil and $1,860). As of September 30, 2008, the unpaid dividend receivable from SUN TV was $293 (December 31, 2007 — $36).
Mirabel
On June 16, 2008, the Company issued a new convertible obligation to Mirabel in the amount of $500,000. This new convertible obligation matures on June 16, 2023 (“2023 Convertible Obligation Issue”) and bears interest at 11.00% payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation to invest in $500,000 of Mirabel Series G Preferred Shares, carrying an 11.25% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares.
The following table summarizes the Company’s issuance of convertible obligations to and its investment in Mirabel Preferred Shares:

	2023	Mirabel
	Convertible	Shares
Issue or redemption date	obligation issue	Preferred
Balance — January 1, 2007 and December 31, 2007	$—	$—
June 16, 2008	500,000	500,000

Balance — September 30, 2008	$500,000	$500,000

During the three and nine months ended September 30, 2008, interest expense on the convertible obligation amounted to $13,712 and $15,671, respectively (2007 — nil) and total interest paid by Sun Media was nil and $603, respectively (2007 — nil). As of September 30, 2008, the unpaid interest on the convertible obligation was $15,068 (December 31, 2007 — nil).

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
During the three and nine months ended September 30, 2008, dividends of $14,024 and $16,027, respectively (2007 — nil) were declared on the Mirabel Preferred Shares. Sun Media received payments of dividend income of nil and $616, respectively (2007 — nil). As of September 30, 2008, the unpaid dividend receivable from Mirabel was $15,411 (December 31, 2007 — nil).
(b) Subordinated loans
On October 31, 2007, the Company entered into a $237,500 subordinated loan agreement (“2013 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The 2013 Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Proceeds from the 2013 Subordinated Loan were used to repay the Company’s loan “B” credit facility and related hedging contracts. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
On April 10, 2008, the Company entered into an additional $24,000 subordinated loan agreement (“2014 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. The proceeds of the 2014 Subordinated Loan were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities at the time. Aside from the maturity date, the 2014 Subordinated Loan has the same principal terms and conditions as the 2013 Subordinated Loan.
During the three and nine months ended September 30, 2008, interest expense on the 2013 Subordinated Loan and 2014 Subordinated Loan (collectively “Subordinated Loans”) was $4,551 and $13,186, respectively (2007 — nil). For the three and nine months ended September 30, 2008, the total interest paid on the Subordinated Loans was $4,551 and $13,128, respectively (2007 — nil). As of September 30, 2008, interest payable was $650 (December 31, 2007 — $592). The balance of the Subordinated Loans as of September 30, 2008 totalled $261,500 (December 31, 2007 — $237,500).
(c) Related party transactions
During the third quarter of 2008, the Company sold certain operating assets to a company under common control for cash consideration of $464 and the assumption of certain liabilities. The excess of the consideration received over the carrying amount of the net assets transferred was recorded as contributed surplus.
8. LONG-TERM DEBT
Components of the long-term debt were as follows:

	September 30,	December 31,
	2008	2007
Bank credit facilities	$49,514	$39,091
Senior notes	209,791	198,910

	259,305	238,001
Change in fair value related to hedged interest rate risks	(6,593)	(8,571)

Adjustment related to embedded derivatives	1,082	82
Financing fees, net of amortization	(3,738)	(4,367)

	250,056	225,145
Less current portion	(400)	(400)

	$249,656	$224,745

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
9. STOCK-BASED COMPENSATION
The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the nine-month period ended September 30, 2008:

		Weighted-average
	Number	exercise price
As of December 31, 2007	1,370,748	$30.65
Cancelled	(4,596)	$29.37
Exercised	(652,458)	$17.31

As of September 30, 2008	713,694	$42.86

Vested options, as of September 30, 2008	22,817	$38.84

During the three-month and nine-month periods ended September 30, 2008, a net reversal of the consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $300 and $1,253, respectively (a net charge of $2,940 and $6,796, respectively was recorded in 2007).
During the three-month and nine-month periods ended September 30, 2008, 7,213 and 652,458 stock options were exercised for a cash consideration of $230 and $21,624, respectively.
10. ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance — December 31, 2006	$—

Cumulative effect of changes in accounting policies	(116)
Other comprehensive loss, net of income taxes	(380)

Balance — September 30, 2007	(496)

Other comprehensive loss, net of income taxes	(1,025)

Balance — December 31, 2007	(1,521)

Other comprehensive income, net of income taxes	1,204

Balance — September 30, 2008	$(317)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a four-year period.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
11. PENSION PLANS
The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Defined benefit plans	$3,218	$3,610	$8,902	$9,280
Defined contribution plans	857	920	2,461	2,511

	$4,075	$4,530	$11,363	$11,791

12. SEGMENTED INFORMATION
Management has determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.
13. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s risk management policies have been established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.
From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, and to interest rate fluctuations, and capital risk. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal), certain purchases of inventories and other capital expenditures denominated in a foreign currency. The Company does not intend to settle its financial derivative instruments prior to their maturity as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
$ / US$	February 15, 2013	1.5227	$312,154
(ii)	Cross-currency interest rate swaps:

			Annual		CDN dollar
			effective	Annual	exchange rate on
			interest rate	nominal	interest and capital
	Period	Notional	using	interest rate	payments per
	covered	amount	hedge rate	of debt	one U.S. dollar

Senior Notes	2008 to 2013	US$155,000	Cdn bankers’	7.625%	1.5227
acceptances
3 months
+3.696%

Senior Notes	2003 to 2013	US$50,000	Cdn bankers’	7.625%	1.5227
acceptances
3 months
+3.696%
Also, the cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transactions on a specific date under specific circumstances at the then market value.

(iii)	Interest rate swap:

Effective April 30, 2008, the Company entered into an interest rate swap on its term loan “C” which was designated as a cash flow hedge.

Maturity	Notional amount	Pay/receive	Fixed rate	Floating rate

October 2012	$39,000	Pay fixed/Receive floating	3.75%	Cdn bankers’ acceptances 3 months
(b)	Fair value of financial instruments
The carrying amounts of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other liabilities) approximate their fair value since these items will be realized or paid within one year or are due on demand.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
The carrying values and fair values of long-term debt and derivative financial instruments as of September 30, 2008 and as of December 31, 2007 are as follows:

	September 30, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (a) (note 8)	$(259,305)	$(242,114)	$(238,001)	$(234,063)
Cross-currency interest rate swaps and foreign exchange forward contracts	(104,201)	(104,201)	(133,090)	(133,090)
Interest rate swap	(433)	(433)	—	—

(a)	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields or market value of similar instruments with the same maturity, or quoted market prices when available. The fair value of derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the counterparties’ non-performance risk.
(c) Credit risk management
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of September 30, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $9,401 as of September 30, 2008 (December 31, 2007 — $7,611). As of September 30, 2008, 11.3% of trade receivables were 90 days past their billing date (7.6% as of December 31, 2007).
The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.
(d) Liquidity risk management
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that those financial obligations have to be met at excessive cost. Company management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
As of September 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and obligations related to derivative instruments. These obligations and their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Long-term debt (note 8)	$259,305	$400	$800	$258,105	$—
Interest on long-term debt(a)	108,944	24,391	48,720	35,833	—
Subordinated Loans (note 7)	261,500	—	—	—	261,500
Interest on Subordinated Loans	93,872	18,255	36,510	36,510	2,597
Derivative instruments (b)	100,430	—	—	100,430	—

Total	$824,051	$43,046	$86,030	$430,878	$264,097

(a)	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate at September 30, 2008.

(b)	Estimated future disbursements on derivative financial instruments related to foreign exchange hedging.
The table above excludes obligations under convertible obligations to related companies for which proceeds are used to invest in preferred shares of the related companies for tax consolidation purposes of Quebecor Media and its subsidiaries (refer to note 7).
(e) Market risk
Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the Company’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
Foreign currency risk:
The Company is exposed to foreign currency risk on purchases and loans that are denominated in currency other than Canadian dollars. Most of these transactions are denominated in U.S. dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as of September 30, 2008, and hedges a significant portion of its exposure on certain purchases of inventories and other capital expenditures. Accordingly, the Company’s sensitivity to variations in foreign currency rates is economically limited.
A variation of 1% in the exchange rate of a Canadian dollar compared to a U.S. dollar would have no material impact on estimated annual disbursements related to foreign denominated inventories purchases and capital expenditures that are not hedged by foreign exchange forwards contracts.
Interest rate risk:
The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates. After taking into account the hedging instruments, long-term debt was comprised of 10.7% fixed rate debt and 89.3% floating rate debt as of September 30, 2008.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
The annual sensitivity of the Company’s interest expense to a variation of 100 basis points in the Canadian bankers’ acceptance rate is approximately $3,200 based on the current debt as of September 30, 2008.
(f) Capital management
The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.
In managing its capital structure, the Company takes into account the asset characteristics of its subsidiaries and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to its shareholder. The Company has not significantly changed its strategy regarding the management of the capital structure since the last financial year.
The capital structure of the Company is composed of shareholders’ equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, Subordinated Loans, convertible obligations and investments in preferred shares and cash and cash equivalents.
The Company is in compliance with all debt covenants and is not subject to any externally imposed capital requirements.
14. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.
(a) Consolidated statements of income

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Net income as per Canadian GAAP	$26,512	$32,363	$78,648	$73,175
Adjustments:
Pension and postretirement benefits (i)	141	150	423	449
Change in fair values and ineffective portion of derivative instruments (iii)	1,586	227	1,000	1,182
Stock-based compensation (v)	(1,000)	(700)	(2,100)	(700)
Related party transactions (vi)	—	(1,443)	(661)	(4,183)
Other	(15)	(15)	(46)	(46)
Income taxes (vii)	(198)	118	165	(278)

Net income as adjusted as per U.S. GAAP	$27,026	$30,700	$77,429	$69,599

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(b) Consolidated statements of comprehensive income

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Comprehensive income as per Canadian GAAP	$26,095	$31,915	$79,852	$72,795
Adjustments to net income as per (a) above	514	(1,663)	(1,219)	(3,576)
Adjustments to other comprehensive loss:
Pension and postretirement benefits (i)	700	1,093	2,102	3,280
Income taxes (vii)	(187)	(363)	(562)	(1,109)

Comprehensive income as per U.S. GAAP	$27,122	$30,982	$80,173	$71,390

(c) Accumulated other comprehensive loss

	September 30,	December 31,
	2008	2007
Accumulated other comprehensive loss as per Canadian GAAP	$(317)	$(1,521)
Adjustments:
Pension and postretirement benefits (i)	(34,256)	(36,358)
Income taxes (vii)	10,967	11,529

Accumulated other comprehensive loss as per U.S. GAAP	$(23,606)	$(26,350)

(d) Consolidated shareholders’ equity

	September 30,	December 31,
	2008	2007
Shareholders’ equity as per Canadian GAAP	$322,424	$347,981
Cumulative adjustments:
Pension and postretirement benefits (i)	(31,075)	(33,600)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative financial instruments (iii)	1,082	82
Non-monetary transactions (iv)	1,658	1,704
Stock-based compensation (v)	(3,700)	(1,600)
Related party transactions (vi)	—	661
Income taxes on U.S. adjustments (vii)	11,687	12,084

Shareholders’ equity as per U.S. GAAP	$295,095	$320,331

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(e) Consolidated balance sheets

	September 30, 2008		December 31, 2007
	Canada	United States	Canada	United States
Long-term future income tax assets	$21,514	$23,707	$36,224	$38,137
Other assets	19,447	12,461	17,291	8,698
Goodwill	770,931	767,508	769,159	765,736
Current liabilities	170,595	174,295	171,265	172,201
Long-term debt	249,656	248,574	224,745	224,663
Other liabilities	25,849	51,713	24,985	51,443
Future income tax liabilities	26,062	16,693	19,724	9,959
Contributed surplus (vi)	591	8,991	—	8,400
Retained earnings	49,722	37,282	77,074	65,853
Accumulated other comprehensive loss	(317)	(23,606)	(1,521)	(26,350)
(i) Pension and postretirement benefits
U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans requires the recognition of over or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive loss.
Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.
(ii) Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.
(iii) Change in fair values and ineffective portion of derivative instruments
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.
However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in one of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(iv) Non-monetary transactions
In April 2005, Sun Media exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with SFAS 141, Business Combinations, and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Section 3831, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.
(v) Stock-based compensation
Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic value of the stock option awards instead of their fair value.
(vi) Related party transactions
The Company entered into a tax consolidation transaction with a related party, through which tax losses were transferred between the parties. Under Canadian GAAP, it resulted in the recognition of a deferred credit of $8,400 in 2006, and in $7,739 and $661 reductions in the Company’s income tax expense in 2007 and 2008, respectively. Under U.S. GAAP, since this transaction related to an asset transfer between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration paid would have been recognized in contributed surplus.
(vii) Income taxes
Under U.S. GAAP, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN48”), an interpretation of SFAS 109, Accounting for Income Taxes. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.
Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN48.
Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Other adjustments represent the tax impact of U.S. GAAP adjustments.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(viii) Fair value measurements
On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements (“SFAS 157”), that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (“SFAS 141R”), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

	By:	/s/ John Leader

Date: November 7, 2008	Name:	John Leader
	Title:	Executive Vice President, Finance and Chief Financial Officer